                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              FOR THE TRANSITION PERIOD FROM ________ TO ________

                            COMMISSION FILE NUMBER:

                                 BUDGET 401(K)
                            AND PROFIT SHARING PLAN
                                125 BASIN STREET
                                   SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                   SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
              (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                              REQUIRED INFORMATION


The following financial statements for the Budget 401(k) and Profit Sharing Plan are included herein:

1. An audited statement of net assets available for plan benefits as of as of the end of each the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for plan benefits for the latest fiscal year of the plan.

                               INDEX TO EXHIBITS


Exhibit No.                Description

23.1                       Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget 401(k) and Profit Sharing Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         BUDGET 401(k) AND PROFIT SHARING PLAN


                                         By: BUDGET GROUP, INC.

                                         By: /s/ Thomas L. Kram
                                             ----------------------------------
                                             Thomas L. Kram
                                             Vice President and Controller

                                         Date: July 13, 1998
                                              ---------------

BUDGET 401(K) AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997 AND 1996,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Budget Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Budget 401(k) and Profit Sharing Plan (formerly known as Team Rental Group, Inc. 401(k) Profit Sharing Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment (Schedule I) as of December 31, 1997, and reportable transactions (Schedule II) for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Orlando, Florida,
June 19, 1998

                      BUDGET 401(K) AND PROFIT SHARING PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,
                             AS OF DECEMBER 31, 1997

                                                                PARTICIPANT DIRECTED
                                  -----------------------------------------------------------------------------
                                       AIM            AIM         FRANKLIN   TEMPLETON  AMERICAN  BUDGET GROUP,
                                  CONSTELLATION  MONEY MARKET  EQUITY INCOME  FOREIGN     BOND     INC. STOCK  PARTICIPANT
                                       FUND          FUND           FUND       FUND       FUND        FUND         LOANS    TOTAL
                                  -----------------------------------------------------------------------------------------------
             ASSETS
CASH                                  $   --      $   --         $   --      $   --     $   --    $   48,820   $  --    $   48,820
INVESTMENTS                            793,620     300,750        729,600     420,127    254,849   1,091,590    20,435   3,610,971
COMPANY CONTRIBUTIONS RECEIVABLE          --          --             --          --         --       794,138      --       794,138
PARTICIPANT CONTRIBUTIONS
    RECEIVABLE                          25,941       6,938         22,121      13,623      8,281      13,601      --        90,505
                                  ------------------------------------------------------------------------------------------------
     Total assets                      819,561     307,688        751,721     433,750    263,130   1,948,149    20,435   4,544,434
          LIABILITIES

EXCESS CONTRIBUTIONS PAYABLE            17,065       1,122         15,734      16,587      2,516      35,660      --        88,684
                                  ------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                            $802,496    $306,566       $735,987    $417,163   $260,614  $1,912,489   $20,435  $4,455,750
                                  ================================================================================================


         The accompanying notes are an integral part of this statement.

                     BUDGET 401(K) AND PROFIT SHARING PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                            AS OF DECEMBER 31, 1996


                                                        Participant Directed
                                         -----------------------------------------------------
                                              AIM           AIM         Franklin     Templeton
                                         Constellation     Money         Equity       Foreign
                                             Fund        Market Fund   Income Fund     Fund
     ASSETS                              -------------   -----------   -----------   ---------
     ------
CASH                                     $           -   $         -   $         -   $       -

INVESTMENTS                                    472,594       203,105       407,514     272,486

COMPANY CONTRIBUTIONS RECEIVABLE                     -             -             -           -

PARTICIPANT CONTRIBUTIONS RECEIVABLE            25,452         6,629        20,870      14,995
                                         -------------   -----------   -----------   ---------
           Total assets                        498,046       209,734       428,384     287,481

        LIABILITIES
        -----------
EXCESS CONTRIBUTIONS PAYABLE                    20,313         4,760        15,198      23,259
                                         -------------   -----------   -----------   ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $     477,733   $   204,974   $   413,186   $ 264,222
                                         =============   ===========   ===========   =========


                                         Participant Directed
                                         ---------------------
                                                       Budget
                                         American    Group, Inc. Participant
                                         Bond Fund   Stock Fund     Loans        Total
     ASSETS                              ---------   ----------- -----------   -----------
     ------
CASH                                     $       -   $   30,416  $         -   $    30,416

INVESTMENTS                                158,287      309,091       10,892     1,833,969

COMPANY CONTRIBUTIONS RECEIVABLE                 -       12,821            -        12,821

EMPLOYEE CONTRIBUTIONS RECEIVABLE            7,705       13,126            -        88,777
                                         ---------   ----------  -----------   -----------
           Total assets                    165,992      365,454       10,892     1,965,983

        LIABILITIES
        -----------
EXCESS CONTRIBUTIONS PAYABLE                 3,489       42,626            -       109,645
                                         ---------   ----------  -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $ 162,503   $  322,828  $    10,892   $ 1,856,338
                                         =========   ==========  ===========   ===========

         The accompanying notes are an integral part of this statement.

                     BUDGET 401(K) AND PROFIT SHARING PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION,
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                  PARTICIPANT DIRECTED
                                    -----------------------------------------------------------------------------
                                         AIM            AIM         FRANKLIN   TEMPLETON  AMERICAN  BUDGET GROUP,
                                    CONSTELLATION  MONEY MARKET  EQUITY INCOME  FOREIGN     BOND     INC. STOCK  PARTICIPANT
                                         FUND          FUND           FUND       FUND       FUND        FUND         LOANS    TOTAL
                                    ------------------------------------------------------------------------------------------------
ADDITIONS:
  Contributions-
  Company                               $     --    $     --       $     --    $     --   $     --  $1,020,154   $  --   $1,020,154
  Participant                            328,725     101,243        275,707     196,541    112,835     189,900      --    1,204,951
                                    -----------------------------------------------------------------------------------------------
     Total contributions                 328,725     101,243        275,707     196,541    112,835   1,210,054      --    2,225,105
                                    -----------------------------------------------------------------------------------------------
Investment income-
  Interest and dividends                      --      14,884         18,926      15,491     13,956         319     1,354     64,930
  Net appreciation                        71,984          --        112,243       6,307      4,410     411,833      --      606,777
                                    -----------------------------------------------------------------------------------------------
     Total investment income              71,984      14,884        131,169      21,798     18,366     412,152     1,354    671,707
                                    -----------------------------------------------------------------------------------------------
     Total additions                     400,709     116,127        406,876     218,339    131,201   1,622,206     1,354  2,896,812
                                    -----------------------------------------------------------------------------------------------

TRANSFERS TO (FROM) OTHER INVESTMENT
     OPTIONS, including participant
     loan transactions                     7,929       3,271        (24,431)    (32,271)    (9,435)     44,483    10,454         --
                                    -----------------------------------------------------------------------------------------------

DEDUCTIONS:
  Benefit payments                       (83,875)    (17,806)       (59,644)    (33,127)   (23,655)    (77,028)   (2,265)  (297,400)
                                    -----------------------------------------------------------------------------------------------

NET INCREASE                             324,763     101,592        322,801     152,941     98,111   1,589,661     9,543  2,599,412

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, beginning of year         477,733     204,974        413,186     264,222    162,503     322,828    10,892  1,856,338
                                    -----------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, end of year              $802,496   $ 306,566       $735,987    $417,163   $260,614  $1,912,489   $20,435 $4,455,750
                                    ===============================================================================================

         The accompanying notes are an integral part of this statement.

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 and 1996

1.     PLAN DESCRIPTION:

The following description of the Budget 401(k) and Profit Sharing Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Budget Group, Inc. (the Company), who have one year of service and are age 21 or older. The Budget 401(k) and Profit Sharing Plan was established effective January 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In July 1997, the Company acquired Premier Car Rental, Inc. (Premier). Effective April 1, 1996, all Premier employees who were eligible to participate in the Chrysler Corporation Salaried Employees' Savings Plan as of March 31, 1996, were eligible to participate in the Plan.

Effective September 11, 1997, the Company amended the Plan by changing the name from the Team Rental Group, Inc. 401(k) Profit Sharing Plan to the Budget 401(k) and Profit Sharing Plan.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). Participants may rollover amounts from other qualified defined benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. The discretionary contribution is allocated based on the employee's compensation under the permitted disparity limit, in accordance with IRC section 401(l). All Company contributions are invested in Budget Group, Inc. stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings. Plan earnings are allocated based on the proportion of each participant's account balance to the total of all participant account balances.

Vesting

Participants have at all times a fully vested, nonforfeitable interest in each of their accounts.

Benefit Payments

On termination of service due to retirement, death, disability or termination, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or in installments over a period of time, as defined in the Plan. A participant who was a participant in the BRAC-OP Co. 401(k) Salary Savings Plan (BRAC-OP Plan) as of May 20, 1996, and whose accrued benefit under that plan was merged with the Plan may elect to receive benefits in the form of a joint and survivor annuity.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Interest rates on participant loans are determined based upon a reasonable rate of interest, approximating prevailing interest rates on bank loans of similar length of time and repayment terms. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 8.75 percent to 11 percent.

Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options

Participants can choose among six investment options: AIM Constellation Fund, AIM Money Market Fund, Franklin Equity Income Fund, Templeton Foreign Fund, American Bond Fund and Budget Group, Inc. Stock Fund. Participants may change their elections on a daily basis by using a telephone access system, except for the Budget Group, Inc. Stock Fund which can only be changed annually on January 1.

2.     SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

Securities owned are reflected in the accounts of the Plan at quoted market value. Changes in quoted market value of securities owned are included in net appreciation in the accompanying statement of changes in net assets available for plan benefits. The fair market value of the Budget Group, Inc. Stock at December 31, 1997 and 1996 was $1,090,910 and $308,895, respectively.

Administrative Expenses

All administrative expenses are paid by the Company.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.   INCOME TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 2, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

4.   RELATED-PARTY TRANSACTIONS:

The McDonald Money Market Fund is managed by the investment advisor, McDonald & Company Securities, Inc., a party-in-interest.

5.   SUBSEQUENT EVENT:

As of February 28, 1998, the Plan was frozen with the intention to merge with the Budget Rent A Car Corporation SavingsPlus Plan in 1998.

6.   SUPPLEMENTAL SCHEDULES:

The accompanying schedules of assets held for investment and reportable transactions are included as required schedules under ERISA.

                                                                      SCHEDULE I

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1997

                                                                                           Market
                                                                               Cost        Value
                                                                            ----------   ----------
COMMON STOCK FUND
    Budget Group, Inc. Stock                                                $  706,011   $1,090,910
     McDonald Money Market Fund*                                                    68          680
                                                                                         ----------
                                                                                          1,091,590

MUTUAL FUNDS:
     AIM Constellation Fund                                                    787,750      793,620
     Franklin Equity Income Fund                                               637,770      729,600
     Templeton Foreign Fund                                                    439,626      420,127
     American Bond Fund                                                        249,191      254,849
                                                                                         ----------
                      Total mutual funds                                                  2,198,196
                                                                                         ----------

MONEY MARKET FUNDS:
     AIM Money Market Fund                                                     300,750      300,750
                                                                                         ----------
                      Total money market funds                                              300,750
                                                                                         ----------
PARTICIPANT LOANS (interest rates ranging from 8.75 percent to
     11 percent, maximum of five years to maturity, except for loans used
     to acquire the principal residence of the participant)                     20,435       20,435
                                                                                         ----------
                      Total assets held for investment                                   $3,610,971
                                                                                         ==========






*Managed by the investment advisor, a party-in-interest.

           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                Detail of
                                                               Acquisitions        Detail of Dispositions
                                                               ------------    --------------------------------
A series of transactions in excess of 5% of beginning net
assets available for plan benefits                                 Cost          Cost    Proceeds        Gain
---------------------------------------------------------      ------------    --------  --------      --------
COMMON STOCK FUND:
       Budget Group, Inc. Stock                                  $473,929      $ 74,593  $103,747      $ 29,154

MUTUAL FUNDS:
       AIM Constellation Fund                                     365,387        55,204   116,345        61,141
       Franklin Equity Income Fund                                343,870        99,152   134,027        34,875
       Templeton Foreign Fund                                     263,360        86,253   122,026        35,773
       American Bond Fund                                         129,854        36,471    37,702         1,231

MONEY MARKET FUNDS:
       AIM Money Market Fund                                      140,472        42,827    42,827          --
       McDonald Money Market Fund*                                460,970       460,486   460,486          --


*Managed by the investment advisor, a party-in-interest.

           The preceding notes are an integral part of this schedule.